                                                                     Exhibit 2.2

                                    AMENDMENT

                            DATED SEPTEMBER 18, 2000



                                       TO

                      COMBINATION AND INVESTMENT AGREEMENT

                                      AMONG

                        AMERICAN MUTUAL HOLDING COMPANY,

                           AMERUS LIFE HOLDINGS, INC.,

                       INDIANAPOLIS LIFE INSURANCE COMPANY

                                       AND

                 THE INDIANAPOLIS LIFE GROUP OF COMPANIES, INC.

                             DATED FEBRUARY 18, 2000

                                    AMENDMENT
                                       TO
                      COMBINATION AND INVESTMENT AGREEMENT



     THIS AMENDMENT TO COMBINATION AND INVESTMENT AGREEMENT ("Amendment") is made as of the 18th of September, 2000, by and among AMERICAN MUTUAL HOLDING COMPANY ("AMHC"), AMERUS LIFE HOLDINGS, INC. ("AmerUs"), INDIANAPOLIS LIFE INSURANCE COMPANY ("Indianapolis Life") and THE INDIANAPOLIS LIFE GROUP OF COMPANIES, INC. ("ILGC") (collectively referred to in this Amendment as the "Parties").

                                    RECITALS

A. AMHC, AmerUs, Indianapolis Life and ILGC entered into a Combination and Investment Agreement ("Agreement") dated February 18, 2000.

B. The Parties recognize that certain changes in circumstances following February 18, 2000 necessitate changes to the Agreement.

C. The Parties have accordingly determined that amending certain terms of the Agreement, and clarifying certain other matters relating to the transactions contemplated by the Agreement, would be in the best interests of their respective companies, members and policyholders, and shareholders.

D. The Parties acknowledge that the Stock Purchase contemplated under the Agreement has already occurred. The parties intend that the original representations and warranties made as of the date of the Agreement and at the Stock Purchase Closing Date, as well as each of the other original provisions related to the Stock Purchase, shall remain in effect as to that transaction as and to the extent provided herein.

E. Promptly upon the signing of this Amendment, AMHC and AmerUs shall proceed to close the AMHC Demutualization in a manner and upon terms substantially consistent with the Plan of Demutualization for the AMHC Demutualization approved by the Commissioner of Insurance of the State of Iowa on August 1, 2000.

                                   AGREEMENTS

     In consideration of the premises and the mutual covenants set forth herein, the Parties agree as follows:



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1.   AMENDMENTS TO AGREEMENT

a. The definition of "AMHC Offer" set forth in Section 1.1 of the Agreement is amended to read in its entirety as follows:

     "'AMHC Offer' shall mean an amount equal to the product of (x) 9,300,000 and (y) the greater of (A) $25.20 and (B) the average closing price per share of the AmerUs Common Stock on the five (5) Trading Days immediately prior to (i) the announcement of a Competing Transaction Proposal that forms the basis for a termination under Section 11.1 hereof, if a Termination Date has occurred thereunder or, (ii) otherwise, the Termination Date pursuant to Section 11.5 hereof."

b. The definition of "Material Adverse Effect" set forth in Section 1.1 of the Agreement is amended to read in its entirety as follows:

     "'Material Adverse Effect' shall mean a material adverse effect on the business, results of operations, or financial or other condition of any Person and its Subsidiaries taken as a whole, or on the ability of a Person to consummate the transactions contemplated by this Combination and Investment Agreement; provided, however, the following events, occurrences, developments or state of circumstances or facts shall not in and of themselves be deemed to constitute a material adverse effect on the business, results of operations, or financial or other condition of such Person and its Subsidiaries taken as a whole:

          i) a downgrade of any Indianapolis Life Company by any rating agency but excluding (A) a rating downgrade of one or more of Indianapolis Life, Bankers Life or Western Security by A.M. Best Company, Inc. to less than 'A-' and (B) the potential and/or actual cause(s) and effect(s) of such downgrade(s);

          ii)  any decrease in sales of fixed annuities at IL Annuity;

          iii) an annualized lapse rate for fixed annuities at IL Annuity, calculated for any month based on the three-month period ending with such month, that does not exceed 27%;

          iv) an increase in the annualized lapse rate for fixed annuities at IL Annuity for any two-month period commencing on or after the Commencement Date (as defined below) (referred to in this section iv as "Lapse Rate"), over the average Lapse Rate for the two-month periods ending November 30 and December 31, 2000, respectively, but only:

               (A) to the extent that such increase in Lapse Rate for any such period is primarily because of an average monthly total investment return on the convertible bond investment portfolio of IL Annuity (for purposes of this



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
               item iv, the "Portfolio Return") that, when compared to the monthly total investment return reported for the Merrill Lynch Investment Grade Convertible Bond Index (Index Code VOS1) (for purposes of this item iv, the "Index Return"), is less than both:

               (1) 40% below the Index Return, and

               (2) 150 basis points below the Index Return, if the Index Return is greater than or equal to 0%, or 100 basis points below the Index Return, if the Index Return is a negative number,

               where both the Portfolio Return and the Index Return are calculated for any month as the average of the monthly return for such month and the prior month, with the first such two-month period commencing on the first day of the first month (the "Commencement Date") after AmerUs Capital Management has directly managed the convertible bond portfolio of IL Annuity without the presence of any other investment advisor advising on or trading any assets of such portfolio for a period of at least 60 days; and

               (B) if IL Annuity follows AmerUs' advice and direction concerning the acquisition and disposition of assets in the convertible bond portfolio of IL Annuity, to the extent such advice and direction are consistent with IL Annuity's investment guidelines as of the date hereof;

          v) total out-of-pocket demutualization expenses that do not exceed $21 million in the aggregate, not including fees paid or payable to Goldman, Sachs & Co. pursuant to the engagement letter, dated September 21, 1999, without regard to any amendment thereof;

          vi)  year 2000 mutual company surplus tax payable by Indianapolis
          Life;

          vii) the elimination of sales of participating policies (both direct and private label) by Indianapolis Life commencing in October, 2000;

          viii) the events, occurrences, developments or state of circumstances or facts listed on Schedules 7.1, 7.1(f) and 7.1(k), but only to the extent described in such Schedules;

          ix)  the Combination Closing; and

          x) the direct effect on any Indianapolis Life Company Statement (the direct effect on any Indianapolis Life Company Statement includes the effect on the GAAP and SAP financial statements of (A) the majority shareholder of such company (the "Parent") and (B) the majority shareholder of such Parent) or on the financial condition or income statement of any Indianapolis Life Company of any



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          of the events, occurrences, developments or state of circumstances or facts listed in the foregoing items ii) through ix), provided that such effect is clearly foreseeable as of the date of such event, occurrence, development or state of circumstances or facts."

c. Section 3.1(a)(i) of the Agreement is amended to read in its entirety as follows:

     "Indianapolis Life shall demutualize pursuant to a plan of conversion satisfying all the provisions of Section 3.5(a) hereof (together with all exhibits and attachments thereto, the "Plan of Conversion");"

d. Section 3.1(a)(ii) of the Agreement is amended to read in its entirety as follows:

     "The membership interests of the eligible members (as defined under Applicable Law) of Indianapolis Life shall be exchanged for AMHC Shares, cash and policy credits which shall have an aggregate value equal to that of 9,300,000 AMHC Shares (determined as stated in Schedule 3.5(a) hereto, and subject to any adjustment provided for in Section 11.2(i) hereof); provided, however, that in the event of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of AMHC Shares or, prior to the AMHC Demutualization, the AmerUs Common Stock, such number of AMHC Shares shall be correspondingly adjusted to the extent appropriate to reflect such occurrence;"

e. Schedule 3.5(a) to the Agreement is amended and replaced in its entirety with the documents attached hereto as Exhibit A and labeled as "Revised Schedule 3.5(a)" to the Agreement. References in the Agreement to Schedule 3.5(a) shall be deemed to refer to such attached Exhibit A.

f. The heading to Section 3.5 of the Agreement is amended to read in its entirety as follows: "Plan of Conversion and Rights of Consultation."

g. Section 3.5(a) of the Agreement is amended to read in its entirety as follows:

     "Schedule 3.5 (a) hereto sets forth the current draft of the Plan of Conversion. No later than November 1, 2000, Indianapolis Life shall file the Plan of Conversion with the Indiana Commissioner in full satisfaction of all the requirements with respect thereto set forth in Chapters 27-15-2 and 27-15-3 of the Indiana Code, subject, however, to compliance with the following sentence; and thereafter shall take such additional actions, consistent with Schedule 3.5(a), as it may be required or permitted to take under Chapters 27-15-4, 27-15-5 and 27-15-6 of the Indiana Code to complete its demutualization pursuant to the provisions hereof and the Plan of Conversion. The Plan of Conversion filed with the Indiana Commissioner shall be substantially identical to the current draft of the Plan of Conversion set forth in Schedule 3.5(a), except to the extent that AMHC and AmerUs have consented in writing to any variance in the current draft of the Plan of


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     Conversion in their sole discretion. Any amendment or modification by
     Indianapolis Life to the Plan of Conversion as filed with the Indiana Commissioner, including, without limitation, any withdrawal or termination by Indianapolis Life of the Plan of Conversion filed with the Indiana Commissioner, shall require the written consent of AMHC and AmerUs in their sole discretion."

h. Section 3.5(b) of the Agreement is amended to read in its entirety as follows:

     "On and after August 25, 2000, AMHC and AmerUs shall be consulted and informed concerning all matters pertaining to the Plan of Conversion, including preparation of the Member Information Statement, the final version of which shall be in form and content reasonably acceptable to AMHC and AmerUs. It is expressly understood by the parties hereto that, on and after August 25, 2000, Representatives of AMHC and AmerUs shall have the right to attend and participate in any hearing, proceeding, meeting, conference or similar event before or with a Governmental Entity or rating agency relating to the Plan of Conversion, and the parties shall confer prior to such event concerning the content of such presentation to the extent not expressly addressed in the Plan of Conversion prepared in compliance with Section 3.5(a). In furtherance of the foregoing, Indianapolis Life shall provide AMHC and AmerUs reasonable advance notice of any such hearing, proceeding, meeting, conference or similar event. The notice required to be given under this paragraph shall be given to the Representatives of AMHC and AmerUs entitled to receive notices hereunder, or such other individuals as AMHC and AmerUs may designate."

i.   Section 3.6 is deleted in its entirety and is intentionally left blank.

j. Section 4.6(a) of the Agreement is amended to read in its entirety as follows:

     "ILGC and Indianapolis Life have delivered to AMHC true and complete copies of the following:

          (i) the individual Annual Audited GAAP Statements of IL Annuity and IL Securities and the individual and consolidated Annual Audited GAAP Statements of Indianapolis Life and ILGC as of and for the years ended December 31, 1996, 1997, 1998 and 1999;

          (ii) the individual Annual GAAP Statements of Bankers Life and Western Security as of and for the years ended December 31, 1996, 1997, 1998 and 1999;

          (iii) the individual Annual SAP Statements and Annual Audited SAP Statements for Indianapolis Life and each of the Indianapolis Life Insurer Subsidiaries as of and for the years ended December 31, 1996, 1997, 1998 and 1999; and


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          (iv) the individual and, where applicable as described in Section
     4.6(a)(i) above, consolidated Quarterly GAAP Statements for each of the Indianapolis Life Companies and the individual Quarterly SAP Statements for Indianapolis Life and each of the Indianapolis Life Insurer Subsidiaries as of and for the calendar quarters ended March 31, 2000 and June 30, 2000 (collectively with the items described in Sections 4.6(a)(i), (ii) and (iii) and financial statements of the kinds described above as of and for the annual and quarterly periods ending on or after the dates mentioned above, the 'Indianapolis Life Company Statements')."

k. Section 4.7(i) of the Agreement is amended to read in its entirety as follows:

     "any events, occurrences, developments or state of circumstances or facts which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Indianapolis Life Companies taken as a whole;"

l. Section 4.15(b) of the Agreement is amended to read in its entirety as follows, and a Schedule 4.15(b) is hereby added to the Agreement in the form attached hereto as Exhibit B and labeled "Schedule 4.15(b)" to the Agreement:

     "The copyright, trademark, service mark and patent registrations listed on
     Schedule 4.15(a) are valid and subsisting, in full force and effect in all material respects, and have not been canceled, expired or abandoned. Except as identified on Schedule 4.15(b), to the knowledge of the Indianapolis Life Companies, there is no pending, existing or threatened, opposition, interference, cancellation proceeding or other legal or governmental proceeding before any court or registration authority in any jurisdiction against or relating to the registrations listed on Schedule 4.15(a), or against any of the Intellectual Property owned by an Indianapolis Life Company."

m. Section 4.19 of the Agreement is amended by adding the following new introductory language immediately after the heading (Taxes) and before subparagraphs (a) through (v):

     "Except as set forth on Schedule 4.19 hereto,"

n. Section 6.6(a) of the Agreement is amended to read in its entirety as follows:

     "AMHC and AmerUs have previously made available to Indianapolis Life true and complete copies of the following:

          (i) the consolidated Annual Audited GAAP Statements for AMHC and AmerUs and the individual Annual SAP Statements and Annual Audited SAP Statements for each of the AMHC Insurer Subsidiaries as of and for the years ended December 31, 1996, 1997, 1998 and 1999; and



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          (ii) the consolidated Quarterly GAAP Statements for AMHC and AmerUs and the individual Quarterly SAP Statements for each of the AMHC Insurer Subsidiaries as of and for the calendar quarters ended March 31, 2000, June 30, 2000 (collectively with the items described in Section 6.6(a)(i) and financial statements of the kinds described above as of and for the annual and quarterly periods ending on or after the dates mentioned above, the 'AMHC Statements')."

o. The introductory paragraph to Section 7.1 of the Agreement is amended to read in its entirety as follows, and a Schedule 7.1 is hereby added to the Agreement in the form attached hereto as Exhibit C and labeled as "Schedule 7.1" to the Agreement:

     "Conduct of Business of Indianapolis Life and ILGC Prior to the Combination Closing Date. Indianapolis Life and ILGC each covenant and agree that, after the date hereof and prior to the Combination Closing Date (unless AMHC and AmerUs shall otherwise approve in writing, and except as otherwise
     (i) specifically set forth on Schedule 7.1 hereto (but only to the extent set forth on Schedule 7.1) or (ii) expressly contemplated by this Combination and Investment Agreement or the Investment Management Agreements):"

p. Section 7.4(a) of the Agreement is amended to read in its entirety as follows:

     "Indianapolis Life shall, and Indianapolis Life and ILGC shall cause the Indianapolis Life Insurer Subsidiaries to, consistent with the terms of the Investment Management Agreements, terminate and/or amend any agreement (other than the Investment Management Agreements) under which Indianapolis Life or an Indianapolis Life Insurer Subsidiary receives investment management services."

q.   Section 9.3 of the Agreement is amended to read in its entirety as follows:

     "Cooperation. On and after August 25, 2000 Indianapolis Life, ILGC, AMHC and AmerUs shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any contracts, in connection with the consummation of the transactions contemplated hereby; (ii) in taking such reasonable actions or making any such filings, furnishing information required in connection therewith and reasonably seeking to obtain in timely fashion any such actions, consents, approvals or waivers; and (iii) in making any presentation to, or responding to any inquiry relating to a transaction contemplated hereby from, a rating agency or organization. It is expressly understood by the parties hereto that, on and after August 25, 2000, the Representatives of AMHC, AmerUs, Indianapolis Life and ILGC shall have the right to attend and participate in any hearing, proceeding, meeting, conference or similar event before or with a Governmental Entity or rating agency or other organization relating to this Combination and Investment Agreement and/or the transactions contemplated herein. In furtherance of the foregoing, on and after August 25, 2000,



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
     AMHC, AmerUs, Indianapolis Life and ILGC shall provide each other reasonable advance notice of any such hearing, proceeding, meeting, conference or similar event. The notice required to be given under this
     Section 9.3 shall be given to the Representatives of Indianapolis Life and ILGC or AMHC and AmerUs entitled to receive notices hereunder, or such other individuals as AMHC and AmerUs or Indianapolis Life and ILGC, as the case may be, shall designate."

r. Article 9 of the Agreement is amended by adding a new Section 9.9 thereto, which shall read in its entirety as follows:

     "Section 9.9 Commission Free Program. AMHC shall, within twelve (12) months after the Combination Closing Date, commence offering a program, all the costs of which shall be borne by AMHC, to all of its shareholders holding less than one hundred (100) shares of stock ("Odd Lot Holders") (expressly including those Odd Lot Holders who were Eligible Members) pursuant to which the Odd Lot Holders may sell their shares (or round up to 100 shares by purchase) without paying any brokerage commissions. The program shall include a mailing to Odd Lot Holders and the maintenance of a toll-free help line, and shall be made available for a minimum of sixty (60) days. The program shall in all respects be subject to all applicable laws and regulations, including the receipt of a satisfactory no-action letter from the SEC, and to AMHC's determination, based on consultation with and the advice of Tax Counsel (as that term is defined in the Plan of Conversion), that it will not adversely affect the tax treatment contemplated by the Plan of Conversion."

s. Section 10.2(i) of the Agreement is amended to read in its entirety as follows, and a Schedule 10.2(i) is hereby added to the Agreement in the form attached hereto as Exhibit D and labeled "Schedule 10.2(i)" to the
     Agreement:

     "All Permits, regulatory consents, approvals or clearances necessary for or in connection with the consummation of the Combination Closing shall have been obtained, and no Governmental Entity having jurisdiction over the business of AMHC or its Subsidiaries or any of the Indianapolis Life Companies shall have imposed any condition to such approval, other than conditions that involve solely ministerial acts and/or routine reporting requirements and/or entry into a commitment agreement substantially identical to the letter dated June 15, 1995 captioned 'Commitment Agreement to the New York Insurance Department' from Indianapolis Life and Bankers Life or substantially in the form of the 'Special Commitment Agreement to the New York Insurance Department', dated July 1, 2000 attached hereto as
     Schedule 10.2(i)."

t. Section 11.2(f) of the Agreement is amended to read in its entirety as follows:

     "by AMHC or AmerUs if, since the date hereof, there shall have been any events, occurrences, developments or state of circumstances or facts which would not be construed by a reasonable Person to have been within the control of an Indianapolis Life



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     Company and which, individually or in the aggregate, (i) have had a
     Material Adverse Effect with respect to Indianapolis Life or (ii) would reasonably be expected to have such a Material Adverse Effect, on both the date an initial notice thereof is given by AMHC or AmerUs to Indianapolis Life and on the earlier of (A) the date 120 days following the date of such initial notice or (B) June 20, 2001; or"

u. Section 11.2(h) of the Agreement is amended to read in its entirety as follows:

     "by Indianapolis Life or ILGC if, since the date hereof, there shall have been any events, occurrences, developments or state of circumstances or facts which would not be construed by a reasonable Person to have been within the control of AMHC, AmerUs or a Subsidiary thereof and which, individually or in the aggregate, (i) have had a Material Adverse Effect with respect to AMHC or (ii) would reasonably be expected to have such a Material Adverse Effect, on both the date an initial notice thereof is given by Indianapolis Life or ILGC to AMHC and on the earlier of (A) the date 120 days following the date of such initial notice or (B) June 20, 2001; or"

v. Section 11.2(i) of the Agreement is amended to read in its entirety as follows:

     "by Indianapolis Life, by giving a Termination Notice to AMHC at least six
     (6) Business Days prior to the Combination Closing Date, if the aggregate value of the AMHC Shares, cash and policy credits projected to be received (calculated as described below) by the Indianapolis Life members as of the Combination Effective Time is less than $186 million, provided, however, that such Termination Notice shall be null and void in the event that AMHC agrees, within five (5) Business Days after receipt of such Termination Notice under this Section 11.2(i), to increase the number of AMHC Shares and/or the amount of cash and policy credits to be delivered so that the aggregate value of such AMHC Shares, cash and policy credits provided to such members (calculated as described below) equals $186 million (using, for purposes of determining the value of the AMHC Shares as referenced in this Section 11.2(i), the average daily closing price of the AMHC Shares over the five (5) Trading Days ending ten (10) Business Days prior to the Combination Closing Date); or"

w. Section 11.3(b) of the Agreement is amended to read in its entirety as follows:

     "by AMHC or AmerUs if, since the date hereof, there shall have been any events, occurrences, developments, or state of circumstances or facts which would be construed by a reasonable Person to have been within the control of an Indianapolis Life Company and which, individually or in the aggregate, (i) have had a Material Adverse Effect with respect to Indianapolis Life, or (ii) would reasonably be expected to have such a Material Adverse Effect, on both the date an initial notice thereof is given by AMHC or AmerUs to Indianapolis Life and on the earlier of (A) the date 120 days following the date of such initial notice or (B) June 20, 2001; or"


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
x. Section 11.4(b) of the Agreement is amended to read in its entirety as follows:

     "by Indianapolis Life or ILGC if, since the date hereof, there shall have been any events, occurrences, developments or state of circumstances or facts which would be construed by a reasonable Person to be within the control of AMHC, AmerUs or a Subsidiary thereof and which, individually or in the aggregate, (i) have had a Material Adverse Effect with respect to AMHC or (ii) would reasonably be expected to have such a Material Adverse Effect, on both the date an initial notice thereof is given by Indianapolis Life or ILGC to AMHC and on the earlier of (A) the date 120 days following the date of such initial notice or (B) June 20, 2001; or"

y. In Section 11.5 of the Agreement, the date of "October 1, 2000" is amended to read "November 1, 2000."

z. Subject to Section 2.b. of this Amendment, (a) Schedules 1.1(i), 4.2(a), 4.3, 4.7, 4.8, 4.9, 4.10, 4.11, 4.13(a), 4.14, 4.15(a), 4.15(c), 4.17, 4.19, 4.20,
4.23, 4.24, 5.1, 5.3, 5.4, 5.5, 7.1(f), 7.1(k), 6.2, 6.3, 6.4, 6.6(b), 6.7,
6.12, and 6.13(c) provided as part of the Disclosure Schedules to the Agreement are amended and replaced with the Revised Schedules 1.1(i), 4.2(a), 4.3, 4.7, 4.8, 4.9, 4.10, 4.11, 4.13(a), 4.14, 4.15(a), 4.15(c), 4.17, 4.19, 4.20, 4.23,
4.24, 5.1, 5.3, 5.4, 5.5, 7.1(f), 7.1(k), 6.2, 6.3, 6.4, 6.6(b), 6.7, 6.12, and
6.13(c) attached hereto as Exhibit E (the "Revised Schedules") and except as otherwise provided herein references in the Agreement to such Schedules shall be deemed to refer to the Revised Schedules. Subject to Section 2.b. of this Amendment, such Revised Schedules, together with Revised Schedule 3.5(a) (Exhibit A hereto), Schedule 4.15(b) (Exhibit B hereto), Schedule 7.1 (Exhibit C hereto) and Schedule 10.2(i) (Exhibit D hereto), are expressly made a part of this Amendment and the Agreement as fully as though completely set forth herein and therein.

2.   INTERPRETATION OF AMENDED AGREEMENT

a. Subject to Section 2.b. of this Amendment, (a) the term "Combination and Investment Agreement," as used in the Agreement, shall refer to the Agreement as amended by this Amendment and (b) references to the "date of the Combination and Investment Agreement" or the "date hereof" in Articles 4, 5, 6, 7, 10 and 11 of the Agreement shall refer to the date of this Amendment rather than to February 18, 2000.

b. Notwithstanding anything to the contrary anywhere in this Amendment or the Revised Schedules, the Parties expressly agree that this Amendment and the Revised Schedules (with the exception of Sections 1.a., k. and p. of the Amendment, which shall be deemed to relate to the Stock Purchase, and with the further exception that a Party's rights to terminate expressly provided in
Article 11 shall be governed by the Agreement as amended by this Amendment), shall have no effect and are not intended to amend or apply in any manner to the provisions of the Agreement relating or applicable to the Stock Purchase or a Party's or Holder's rights, remedies, obligations and responsibilities under or arising out of provisions of the Agreement relating or applicable in any way to the Stock Purchase, including, in each case and without



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
limitation, to such Person in its capacity as an investor in or the Holder of Non-Voting Common Stock or Converted Shares, as the case may be. With the exception of the amendments in Section 1.a., k. and p. of this Amendment, and with the further exception that a Party's rights to terminate expressly provided in Article 11 shall be governed by the Agreement as amended by this Amendment, the Agreement in its unamended form shall govern the Parties' and any Holder's rights, remedies, obligations and responsibilities in connection with or arising out of the Stock Purchase.

3.   CERTAIN MATTERS RELATING TO MEMORANDUM OF UNDERSTANDING

     The Parties desire to clarify and specify certain matters relating to the Memorandum of Understanding and its implementation, as follows:

a. AMHC and AmerUs shall provide to Indianapolis Life an initial draft of the Post-Combination Plan referred to in Section 10.3(xii) of the Agreement by October 13, 2000.

b. The following language is added to the Memorandum of Understanding as if fully set forth therein:

     "Indianapolis Life, directly or through IL Annuity, may proceed to develop administration capabilities in Indianapolis, Indiana for the variable products of Indianapolis Life and its Subsidiaries consistent with the plans contained in the IL Annuity Feasibility Study: Variable Product Processing dated August 3, 2000 - Final Version (but the parties acknowledge that such development will not commence as early as described in such study)."

4.   MISCELLANEOUS

c. Capitalized terms used in this Amendment shall have the respective meanings ascribed thereto in the Agreement unless specifically defined herein.

d. The headings and enumeration in this Amendment are solely for convenient reference and shall not be deemed to affect the meaning or interpretation of any provision of this Amendment.

e. The Agreement shall remain in full force and effect in accordance with its terms, except as expressly modified by this Amendment.



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     IN WITNESS WHEREOF, the Parties have caused this Amendment to Combination and Investment Agreement to be executed by their duly authorized officers as of the date first above written.

                                 AMERICAN MUTUAL HOLDING COMPANY

                                 By: /s/ Roger K. Brooks
                                     -------------------------------------------
                                     Roger K. Brooks, Chairman, President and
                                     Chief Executive Officer


                                 AMERUS LIFE HOLDINGS, INC.

                                 By: /s/ Roger K. Brooks
                                     -------------------------------------------
                                     Roger K. Brooks, Chairman, President and
                                     Chief Executive Officer


                                 INDIANAPOLIS LIFE INSURANCE COMPANY

                                 By: /s/ Larry R. Prible
                                     -------------------------------------------
                                     Larry R. Prible, Chairman, President and
                                     Chief Executive Officer


                                 THE INDIANAPOLIS LIFE GROUP OF
                                 COMPANIES, INC.

                                 By: /s/ Larry R. Prible
                                     -------------------------------------------
                                     Larry R. Prible, Chairman, President and
                                     Chief Executive Officer





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